News Release	AMEX, TSX Symbol: NG

Final 2005 Galore Creek Drill Results Received

23 January 2006 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

NovaGold receives final assay results for the 63,000 meter (206,600 feet) infill, geotechnical and water monitoring drill program at Galore Creek.
Drill totals for the 2005 program include:
Over 58,000 meters in 205 drill holes of infill and exploration drilling in the Central, Junction, West Fork, Southwest and Copper Canyon deposits, and the Grace and Butte prospects.
Over 5,000 meters of geotechnical drilling in 47 drill holes and 10 water monitoring wells
Recent highlights from the infill drilling include:
Drill Hole GC05-0710 in the Central deposit intersected two composite intervals totaling 102.0 meters of 2.69% Copper Equivalent (CuEq)[1] or 4.43 g/t Gold Equivalent (AuEq)[1] mineralization.
Drill Hole GC05-0625 in the Central deposit intersected two composite intervals totaling 100.8 meters of 2.21% CuEq or 3.64 g/t AuEq mineralization.
Drill Hole GC05-0661 in the Southwest deposit intersected one composite interval totaling 204.5 meters of 1.66% CuEq or 2.73 g/t AuEq mineralization.

Drill Hole GC05-0665 in the Southwest deposit intersected four composite intervals totaling 168.7 meters of 2.03% CuEq or 3.34 g/t AuEq mineralization including 43.4 meters of 3.50% CuEq or 5.76 g/t AuEq mineralization

NovaGold is developing an updated three dimensional model combining all aspects of lithology, structure, alteration, specific gravity, acid neutralization capacity and metallurgical domains in anticipation of a Feasibility level resource estimation to be completed by the second quarter of 2006.

Final Results Confirm and Expand Mineralization at Galore Creek

The 2005 drill program at the Galore Creek project in Northwestern British Columbia has been completed and crews demobilized. The program drilled 205 holes totaling over 57,700 meters of infill and exploration drilling in support of the upcoming 2006 feasibility study. The drilling has demonstrated the potential for expansion of the previously identified resources in the Central, North Junction, West Fork and Southwest deposits. Particular emphasis was directed at the Central deposit with over 23,700 meters of drilling in 76 holes, the Southwest deposit with over 13,500 meters in 46 holes and the West Fork deposit with over 8,900 meters in 31 drill holes. Overall results from the program have confirmed the continuity of the deposits and expanded the known areas of mineralization at the margins and at depth. In the main Central deposit infill drilling has confirmed higher grade copper-gold-silver along the northwestern and southwestern margins of the deposit. Mineralization remains open at depth to the west in moderate to high grade copper-gold mineralization and immediately below and to the east of the deposit in the ‘Bountiful’ zone, an area of moderate to lower grade copper mineralization that remains completely open at depth with all holes ending in mineralization.

At the Southwest deposit, infill drilling has demonstrated the potential for the inferred material to be upgraded to measured and indicated categories. The deposit remains open to further expansion down dip in higher grade mineralization. Drilling at the West Fork deposit, discovered in 2004, has significantly improved the definition of the mineralization which may link up with the Southwest deposit at depth.

Final drill results from the Central deposit are highlighted in Table 1 while results from the West Fork and Southwest deposits are highlighted in Table 2. Significant recent holes from the Central deposit include: GC05-0710 which intersected two composite intervals totaling 102.0 meters of 2.69% Copper Equivalent (CuEq) or 4.43 g/t Gold Equivalent (AuEq) mineralization and GC05-0625 which intersected two composite intervals totaling 100.8 meters of 2.21% CuEq or 3.64 g/t AuEq mineralization.

Highlights from the Southwest deposit include: GC05-0661 which intersected one composite interval totaling 204.5 meters of 1.66% CuEq or 2.73 g/t AuEq mineralization and GC05-0665 which intersected four composite intervals totaling 168.7 meters of 2.03% CuEq or 3.34 g/t AuEq mineralization including 43.4 meters of 3.50% CuEq or 5.76 g/t AuEq mineralization. Additional 2005 drill results from Galore creek were released in two earlier press release dated August 30, 2005 and October 5, 2005.

NovaGold is currently developing an updated three dimensional block model combining all aspects of lithology, structure, alteration, specific gravity, acid neutralization capacity and metallurgical domains in anticipation of a Feasibility level resource estimate to be completed by the second quarter of 2006.

Drill results from this season have demonstrated the potential for expansion of the four mineralized zones that are in the current mine plan at the Central, Southwest, Junction and West Fork deposits. Drilling in the main Central and Southwest deposits in particular have expanded the higher-grade mineralization both laterally and down dip and new discoveries at the Middle Creek and Butte targets, as well as targets such as Copper Canyon, Saddle and grace, underlie management’s confidence in adding significantly to the overall resource at Galore Creek prior to the start of production from the mine. Starting in 2006 and concurrent with completing final engineering and permitting work, NovaGold plans to carry out substantial exploration focused on this resource expansion specifically targeting to extend the higher-production years of the mine and the potential to develop underground mineable resources.

About the Galore Creek Project

The Galore Creek project is located in Northwestern British Columbia west of Highway 37 and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold has an option to acquire a 100% interest in the Galore Creek copper-gold project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation under which NovaGold may acquire a 60% interest in the Grace claims.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 73.0 million shares outstanding, is debt free, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, Vice President	Don MacDonald, CA,
Corporate Communications and Strategic Development	Senior Vice President & CFO
E-mail: Greg.Johnson@novagold.net	E-mail: Don.MacDonald@NovaGold.net

Table 1. Central Deposit Significant Drill Intercepts

Drill Hole Number	From M	To M	Width M	Width Feet	Copper %	Gold g/t	Silver g/t	Copper Equiv %	Gold Equiv g/t
Central
GC05-0596	76.0	127.7	51.7	169.6	1.66	2.57	8.75	3.30	5.43
	135.4	160.8	25.4	83.5	0.72	0.72	3.47	1.19	1.96
	211.2	228.0	16.9	55.3	0.55	0.24	5.72	0.74	1.22
	234.0	289.9	55.9	183.3	0.54	0.16	6.62	0.70	1.14
Total			149.9	491.7	0.96	1.10	6.72	1.68	2.77
GC05-0599	30.2	170.1	139.9	459.1	1.42	0.42	9.78	1.76	2.90
Total			139.9	459.1	1.42	0.42	9.78	1.76	2.90
GC05-0619	18.0	36.0	18.0	59.1	0.43	0.46	4.28	0.75	1.23
	134.0	166.0	32.1	105.2	0.38	0.13	3.42	0.49	0.81
	193.0	279.3	86.3	283.1	1.16	0.28	5.89	1.38	2.26
	288.9	326.7	37.9	124.2	0.79	0.24	6.49	0.99	1.62
Total			174.2	571.6	0.86	0.26	5.40	1.07	1.75
GC05-0625	60.5	89.4	28.9	94.8	0.98	0.46	11.38	1.36	2.24
	116.0	187.9	71.9	235.8	1.78	1.06	13.75	2.55	4.20
Total			100.8	330.6	1.55	0.89	13.07	2.21	3.64
GC05-0634	114.0	358.4	244.4	801.8	0.98	0.24	10.05	1.22	2.01
Total			244.4	801.8	0.98	0.24	10.05	1.22	2.01
GC05-0637	182.5	195.0	12.5	41.0	0.29	0.33	3.78	0.53	0.86
	222.5	252.9	30.4	99.9	0.47	1.11	5.93	1.19	1.96
	279.6	360.0	80.4	263.9	0.98	0.90	7.49	1.59	2.62
Total			123.3	404.8	0.78	0.89	6.73	1.38	2.28
GC05-0653	87.4	162.0	70.6	231.7	0.80	0.18	11.52	1.01	1.67
	172.0	273.0	101.0	331.4	0.73	0.25	10.18	0.97	1.60
	303.0	319.0	16.0	52.5	0.78	0.16	8.29	0.96	1.57
Total			187.6	615.6	0.76	0.22	10.52	0.98	1.62
GC05-0698	104.0	175.8	71.8	235.6	0.96	0.17	6.10	1.12	1.84
	204.0	262.0	58.0	190.3	0.80	0.16	9.33	0.98	1.61
	270.1	354.0	84.0	275.4	1.32	0.57	8.77	1.74	2.86
	406.0	424.0	18.0	59.1	0.48	0.13	5.77	0.61	1.01
	430.0	458.0	28.0	91.9	0.38	0.09	6.02	0.49	0.81
Total			259.8	852.3	0.94	0.29	7.65	1.19	1.95
GC05-0701	126.5	140.0	13.5	44.3	1.48	0.31	12.29	1.77	2.92
	148.0	212.0	64.0	210.0	0.86	0.72	5.44	1.34	2.20
	308.0	342.0	34.0	111.5	0.34	0.04	4.86	0.41	0.67
Total			111.5	365.8	0.78	0.46	6.09	1.11	1.83
GC05-0710	15.1	107.0	91.9	301.5	2.07	1.09	11.26	2.84	4.67
	111.5	121.6	10.1	33.2	1.14	0.24	6.96	1.34	2.21
Total			102.0	334.7	1.98	1.01	10.84	2.69	4.43
GC05-0711	12.6	147.0	112.0	367.3	1.21	0.34	8.44	1.50	2.46
Total			112.0	367.3	1.21	0.34	8.44	1.50	2.46

Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. True widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.

Table 2. West Fork and Southwest Deposits Significant Drill Intercepts

Drill Hole Number	From M	To M	Width M	Width Feet	Copper %	Gold g/t	Silver g/t	Copper Equiv %	Gold Equiv g/t
West Fork
GC05-0648	229.7	282.0	52.3	171.6	0.73	0.47	6.60	1.07	1.77
	334.4	419.7	85.3	280.0	0.58	0.26	4.65	0.78	1.28
Total			137.6	451.6	0.64	0.34	5.39	0.89	1.47
GC05-0685	65.8	85.0	19.2	63.1	0.01	0.71	0.95	0.45	0.74
	289.0	299.0	10.0	32.8	0.47	0.27	2.70	0.65	1.08
	323.0	341.0	18.0	59.1	3.21	2.24	63.62	5.14	8.46
Total			47.2	155.0	1.33	1.20	25.20	2.28	3.75
Southwest
GC05-0642	138.0	227.3	89.3	293.0	0.71	1.11	3.50	1.42	2.33
	300.0	318.0	18.0	59.1	0.28	0.55	2.28	0.64	1.05
	348.0	369.0	21.0	68.9	0.13	0.42	2.10	0.40	0.66
Total			128.3	420.9	0.55	0.92	3.10	1.14	1.88
GC05-0647	97.2	109.4	12.2	40.0	0.30	0.29	2.47	0.49	0.81
	150.0	162.0	12.0	39.4	0.33	0.42	1.60	0.60	0.99
	210.0	357.0	147.0	482.3	1.05	1.02	7.94	1.74	2.86
	435.0	453.0	18.0	59.1	0.25	0.45	4.54	0.56	0.93
Total			189.2	620.7	0.88	0.88	6.86	1.47	2.42
GC05-0655	21.0	45.4	24.4	80.0	1.33	2.08	5.69	2.64	4.35
	59.0	123.0	64.0	210.0	0.63	0.96	4.57	1.26	2.07
	131.0	147.0	16.0	52.5	0.87	1.35	4.98	1.73	2.84
	251.0	270.0	19.0	62.3	0.06	0.49	3.22	0.39	0.64
	306.0	327.0	21.0	68.9	0.05	0.50	1.92	0.37	0.61
Total			144.4	473.7	0.62	1.06	4.24	1.30	2.14
GC05-0661	181.5	386.0	204.5	670.9	0.89	1.20	5.06	1.66	2.73
Total			204.5	670.9	0.89	1.20	5.06	1.66	2.73
GC05-0665	59.0	71.5	12.5	41.0	0.60	0.70	3.61	1.05	1.73
	96.5	139.9	43.4	142.4	2.27	1.84	12.68	3.50	5.76
	146.3	229.0	82.8	271.7	0.65	1.78	7.13	1.79	2.95
	268.0	298.0	30.0	98.4	0.11	1.36	5.29	0.98	1.61
Total			168.7	553.5	0.97	1.64	7.97	2.03	3.34
GC05-0696	99.0	138.0	39.0	128.0	0.06	0.76	2.58	0.54	0.90
	150.0	211.0	61.0	200.1	0.03	0.74	1.49	0.49	0.81
	217.0	251.0	34.0	111.5	1.45	3.40	14.68	3.65	6.00
	258.0	309.7	51.7	169.6	0.25	1.09	3.38	0.95	1.56
Total			185.7	609.2	0.36	1.33	4.66	1.21	1.99

Note: (1) Gold and Copper equivalent calculations use long-term average metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. True widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.

The 2005 Galore drill program and sampling protocol was under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.